Filed by Expedia, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 333-175828

Subject Company: TripAdvisor, Inc.

Commission File No. 333-175828-01

Transcript of TripAdvisor Net Roadshow Remarks

Date Recorded: 11/21/11

Date Available: 11/25/11

Link to Associated Presentation Slides (see “TripAdvisor Investor Presentation,” attached as Exhibit 99.1 to the Expedia, Inc. Current Report on Form 8-K filed November 21, 2011):

http://www.sec.gov/Archives/edgar/data/1324424/000119312511317777/d259659dex991.htm

Forward-Looking Statements. This presentation and transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts or guarantees of future performance and are based on management’s assumptions and expectations as of November 21, 2011, which are inherently subject to difficult to predict uncertainties, risks and changes in circumstances. The use of words such as “intends,” “expects,” “may,” “believes,” “should,” “seeks,” “intends,” “plans,” “potential,” “will,” “projects,” “estimates,” “anticipates” or similar expressions generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements, and any statements that refer to expectations, beliefs, plans, predictions, projections, forecasts, objectives, assumptions, models, illustrations, profiles or other characterizations of future events or circumstances are forward-looking statements, including w/o limitation statements relating to future revenues, expenses, margins, performance, profitability, cash flows, net income/(loss), earnings per share, growth rates and other measures of results of operations (such as, among others, EBITDA or adjusted EBITDA) and future growth prospects for TripAdvisor’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others, those discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-175828-1), which included a proxy statement for Expedia, Inc. (“Expedia”) and prospectus for Expedia and TripAdvisor (the “Prospectus/Proxy Statement”). Except as required by law, we undertake no obligation to update any forward-looking or other statements in this presentation or transcript, whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Measures. Reconciliations to GAAP measures of non-GAAP measures included in this presentation and transcript are included in the Appendix of the TripAdvisor Investor Presentation. These measures are intended to supplement, not substitute for, GAAP comparable measures. Investors are urged to consider carefully the comparable GAAP measures and reconciliations.

Industry / Market Data. Industry and market data used in this presentation and transcript have been obtained from industry publications and sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness.

Additional Information about the TripAdvisor Spin-Off. As previously announced, Expedia intends to spin-off its TripAdvisor Media Group businesses into a separate publicly-traded company, TripAdvisor, Inc. The spin-off is subject to various conditions, including the requirement that the spin-off be approved by the affirmative vote of holders of a majority of the outstanding shares of Expedia common stock, other than shares owned or controlled by Expedia management. In connection with the proposed spin-off, Expedia, Inc. and TripAdvisor, Inc. have filed a Prospectus/Proxy Statement with the SEC. Stockholders of Expedia and investors are urged to read the Prospectus/Proxy Statement because it contains important information about Expedia, TripAdvisor and the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the Prospectus/Proxy Statement by contacting Investor Relations, Expedia, 333 108th Avenue N.E., Bellevue, Washington 98004 (Telephone: (425) 679-3555). Investors and security holders can also obtain free copies of the Prospectus/Proxy Statement and other documents filed by Expedia and TripAdvisor with the SEC at the SEC’s web site at www.sec.gov. In addition to the Prospectus/Proxy Statement, Expedia files, and TripAdvisor will file following the spin-off, annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by Expedia or TripAdvisor at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Expedia and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Expedia stockholders to approve the proposed spin-off transaction, which transaction will be considered for approval by Expedia stockholders at the 2011 Annual Meeting of Stockholders on December 6, 2011. Directors, executive officers and certain members of management and other employees of Expedia may have interests in the transaction as described in the Prospectus/Proxy Statement, including as a result of current holdings of options, restricted share units or shares of Expedia stock and future holdings of options, restricted share units or shares of TripAdvisor stock, which will be impacted in the transaction. The Prospectus/Proxy Statement, first mailed to Expedia stockholders on or around November 3, 2011, contains information regarding Expedia and the equity interests of its directors and officers who may be deemed participants in the solicitation of proxies is contained in the Prospectus/Proxy Statement. Additional information regarding the interests of such potential participants may be included in other relevant documents to be filed with the SEC.

[Slide 4]

Stephen Kaufer:

The idea for TripAdvisor was born in 1998 when I was planning a vacation with my wife. We wanted to go somewhere warm, somewhere sunny and we picked Playa del Carmen. It was 1998, what did a traveler do? Well, if he didn’t have any friends that had actually been there, he went to a travel agent. So, that’s what we did. We went to a travel agent and came home with three gorgeous looking brochures for three different resorts at the place. One was nicely inexpensive. The other was moderately priced and there was a luxury high end. The thing about these brochures is that they were all gorgeous, just mouth-watering pictures. You wanted to go the next day. You know, working for a living here, I was pretty interested in saving money, so I was interested in that inexpensive option. My wife said, “Hey, why don’t you check it out online? Why don’t you go see if you can find some more information about the place before we make our booking?” It seemed like a good idea, so I went online. And I went online, and it was really hard, really easy to find information about the property, really hard to find interesting information about the property. So, I had thousands of search results, all of which pointed to the exact same beautiful picture of the resort and the exact same paragraph talking about the resort and then they each had a different 800 number for a reservation. That really wasn’t what I was looking for. I wanted to find out, was this resort right for me? Was I going to have a good time on vacation at this place? So, I searched and I searched. And eventually I found what turned out to be someone’s kind of personal homepage and they had written up a little trip report and they posted some photos. And from what I read and from what I saw, I knew that this resort was not going to be one that was going to be perfect for me. Skipped out on the inexpensive one, went with moderate which turned out to be the Iberostar Tucan, the picture on this page, and had a delightful time. So, on the way home, my wife asked me, “You know, wouldn’t it be better if people didn’t have to spend quite so much time researching their trip?” I think the quote was actually, “No sane person would have spent that much time researching their trip. Can’t you help other people plan their trip?” And so I thought about it and I thought about it. And then in February of 2000 with some awesome cofounders, Langley Steinert, Nick Shanny and Tom Palka, we set out to create a much better travel planning site. TripAdvisor was born.

[Slide 5]

Where we are today, we’re the world’s largest travel media site, 44 million monthly uniques in September. And simply put, we’re the biggest because we have so much information available on the site, so many reviews, so many opinions. And we’re a big media site in a category that is huge, travel, online travel, big and growing around the globe. We’re viewed as the definitive resource because we have so much content. It’s that 50 million reviews and opinions on so many different places and places to stay and things to do all around the globe.

In our case, scale begets scale. You get more information which gets more people to come to the site who want to contribute more information and we continue to really grow. The result is a business model that’s fantastic. We offer the site and the information for free to consumers. They come, they research, they say great things about us, they have a wonderful trip, they come back and contribute. And because they’re in the middle of an expensive online transaction, we’re able to act as a media site that helps the folks that can book the transaction, get the folks who are interested in that transaction, very smoothly.

[Slide 6]

When you look at the numbers, it’s close to $300 billion in travel e-commerce spend. That’s just a big number and almost $40 billion in the ad spend that goes along with it. The scale, what we have here is just lots of, lots of big numbers. And what they yield is a wonderful financial business generating $485 million in 2010.

[Slide 7]

When looking at the travel e-commerce in particular or when you look at all e-commerce, you’re looking at $673 billion, about 44% of which is in the travel space. That’s a huge percentage of the money that gets spent online is being spent in the travel category. It’s a worldwide spend. It’s not just in the U.S. It’s not just in individual countries. It truly is global. When you look deeper within the online travel spend, you’ll see it often broken out in a couple of categories, specifically air and then hotel and packages and car. And while their margins aren’t too good in air, margins are excellent in hotels. So, we’re very close to a transaction because most of our reviews are hotel reviews. We’re very close to a transaction that is a high margin, that’s consummated online, and that puts us again in a very nice position in the marketplace. And then when we look at the travel ad spend, we see that 38% of the bookings are actually made online. So, the travelers are online but the ad spend lags. It’s only 16%. Where the travelers are, the ad dollars will follow. And, again, we’re in an excellent position to capture more than our share of those ad dollars as they move online.

[Slide 8]

One then gets to ask of the $800 billion that are spent in travel, how are those decisions being influenced? And a Nielsen survey said that the most influential factors are from recommendations from people that I know. And that makes sense. That’s how we’ve often made so many of our decisions in life, certainly in travel. You have a friend that’s gone there and comes back with a great recommendation.

Next up is consumers who have posted opinions online who you don’t necessarily know. And this is the whole phenomenon of the wisdom of crowds. And if you think about TripAdvisor, with all our reviews and opinions, when you’re going somewhere, you come online as so many people do each month and they’re able to find the answer. They’re able to hit either number one or number two or both of the primary influencers in this travel purchase, 50 million reviews and opinions and 50 million visitors coming and that’s the match that makes the wisdom of crowds in travel works so, so well for us. We’re not stopping there. And I’ll talk about in a bit how we’re also trying to address getting recommendations from your friend, but turning that from an offline activity to, in fact, an online activity.

[Slide 9]

You know at the end of the day it all starts with that rich amount of content that we have on this site. You’re able to come and see a tremendous amount of information to help you form your purchase, to help you inform your purchase decision. Why do people write? We have to ask ourselves that question. Well, they write because they want to share their stories. They want to help other people make the right decision. And it’s a wonderful thing and if you think about it, where people want to offer their opinions is where they will be read by others. So, the scale really helps and fuels itself in the sense that as people come to write opinions, they want to write where other people are reading. And so that’s where we start: people generating their opinions. They’re generating more opinions on this site, reviewing more and more things and that’s a wonderful attraction for other people who want to learn about the things. The opinions are fresh. They’re widely varied. They’re in multiple languages, again, all a magnet for more people to come and for TripAdvisor to be the right site for you to be planning your vacation. With that increased traffic, we’re able to generate more leads for our advertisers, more leads means more transactions for them. It’s a referral fee to us. We make more money.

When you combine the ever increasing number of opinions and information being posted online with the fact that we’re able to monetize the site, we’re able to get even more traffic from a wide variety of sources, paid or free, referral, all sorts because there’s more answers available on TripAdvisor. With more answers available, people are happier using the site, and if they’re happy using the site, they very often want to come back and contribute yet another opinion starting the whole cycle again.

[Slide 10]

That network effect, the fact that people are coming back to offer more opinions to make the site even better over and over again has left us in an incredibly strong market position. So, here we line ourselves up against the search providers. And search engines are an incredibly powerful force in our universe. They are where a lot of people, where a lot of people choose to start a research trip.

But, they just don’t have the rich depth of information that we have. And, in fact, most of the great search engines will try to find the best possible answers to a query, in our case a travel query, and send the user to that site. So, as our site gets better and better at answering each and every individual travel query, we become a more and more better answer for search engines to surface.

Online travel agencies is another category. They are certainly some of our biggest clients and they also would like to help people plan a trip. I think, from our perspective, you look at the wide range of opinions that TripAdvisor offers, not only places to stay but what to do, where to eat, and we’re really the full comprehensive trip planning experience. We also have other travel media companies that compete for advertising dollars and review services that may be strong in one category or another but don’t have the complete focus on travel as we do.

[Slide 11]

I’m often asked kind of what’s at the core of the TripAdvisor business model. At the end of the day, it’s really illustrative to look at this particular page on our site. It’s a review page for the Lenox Hotel or for any hotel. And what we’re offering is a tremendous amount of interesting, in-depth information about this specific property. On the left-hand side, you’ll see the value that we offer to the consumer, again, all for free. The beginning, if we know anything about any of your friends, we’re going to highlight it at the top of the page. In this case, my friend, John, likes this hotel. They may have liked it, they may have done a check-in, they may have written a review, otherwise indicated that they have something to share about this property.

We then move on to the photos, the candid photos, beautiful information about helping you decide whether or not this is the right property for you. And we keep going down the list. We have review summaries. We have search filtering and then we have the detailed reviews on this individual property, over 1,000 reviews to help you form the best opinion. So, if we have a page that’s really ideal for consumers in their purchasing consideration, how is it actually helping our clients? Well, first off, the Lenox Hotel itself may be very interested in driving people to their Web site. So, we offer a business listing right underneath the name of the hotel. It’s a subscription based product where the hotel gets to post their phone number, their URL, their Web site, special offers, things like that. We also offer what we call a show prices area because if you think about it, when users are reading the reviews, they’re finally deciding that this is, in fact, a good property. This is where I would like to stay. The questions they’re left with are is the hotel available during my dates of my trip and how much does it cost and am I getting the right price? Click on the show prices button and our cost per click lead generation engine takes over and we open up windows to the various partners, all of whom offer excellent booking capabilities and we let the consumer decide where they want to complete the transaction. Our clients love the highly qualified leads. This is a person that’s already read the reviews and probably decided that they want to stay here, and then the suppliers can differentiate themselves. Being a travel media site, we also have what I might call slightly more standard units. We have sponsorship units. We have banner ad displays and for so many page views, we have an awful lot of travelers who are really interested in taking the trip, and therefore we have travel advertisers and others who are very interested in getting in front of those eyeballs.

[Slide 12]

Now, well, we didn’t necessarily invent the concept of reviews and we didn’t even invent travel review, we did in fact bring them to scale. At this point, we’re all about the next generation of that scale, of that travel review. So, if you go back to my original story of the Iberostar Tucan, it was great to be able to get the opinion of an anonymous traveler. At this point I can get the opinion of a thousand anonymous travelers. Oh, but wouldn’t it be great to be able to get the opinions of some friends of mine. In partnership with Facebook, we’ve been able to instantly personalize over 57 million visitors to TripAdvisor whereby we’re showing them something custom when they come to the site. We’re all about, with permission, giving people the ability to show each other what their reviews are so that you can see really where your friends have been, what they’re interested in and their specific opinions about properties or restaurants or attractions throughout the world. In this case, on the right, we have someone, perhaps me looking for a hotel in Boston. And before I go on and look at hey, what the wisdom of the crowds represent, it’s highlighted for me that my friend, John, here has actually reviewed a specific property. And at the top of the list, I get to see really what his particular opinion is about the property: good, bad or indifferent. And, in fact, I can click through and read his review or, maybe, I want to give him a phone call or drop him an email and say, “Hey, I saw that you stayed at this hotel in Boston. Tell me about it. What else did you do in the city?” But, it’s really TripAdvisor that’s been able to make this connection between you who’s going to a destination and your friend who’s been there already. That connection, that ability for

TripAdvisor to facilitate you getting the perfect information about your trip is really where we’re headed as we augment the wisdom of the crowds with this new functionality, the wisdom of your friends.

[Slide 13]

It’s all added up in our mind to tremendous scale. TripAdvisor’s the largest travel media site on the planet. We have a leadership position and this leadership position continues to grow. As I had said before, more people coming back to the site, offering more content, more reviews in more languages, making our site more relevant for even more travel searches anywhere in the world. We get traffic from a wide variety of sources and as I said, we have points of sale Web sites in 30 different countries, 21 different languages.

[Slide 14]

So, just as we have 50 million visitors coming to the TripAdvisor branded sites in a given month, we’re also becoming a reference standard used by other sites in the travel category. So, in this case we have over 30,000 sites that have picked up a piece of TripAdvisor content and have deemed it important enough, valuable enough, to decide to show it on their site. In this case we have two shots of other hotels that are picking up either reviews at TripAdvisor or things to do around where the hotel is based. 30,000 different travel sites, that are showing off TripAdvisor content, yields over 150 million unique users that are actually seeing our brand, seeing our content on sites that aren’t TripAdvisor domains, again, extending our reach, helping travelers all around the globe on all sorts of sites plan and have that perfect trip.

[Slide 15]

And we set out some time ago to address a wide range of travel needs, help travelers plan that perfect trip. Some of the key innovations we’ve obviously built into our own site, but some we’ve acquired along the way whether it be in a mobile space or social or in some of our newer areas like vacation rentals, we’ve acquired some of the leading sites that are out there in building up our TripAdvisor media network. In the month of September, if you look at TripAdvisor sites alone, that’s 44 million uniques, but if you look at all the media sites combined, it’s up to 61 million travelers. We share expertise, we share sales efforts, some fit very strategically into some of our core efforts. All in all we’re about helping travelers plan and have that perfect trip.

[Slide 16]

We talked earlier about a big market opportunity and we are committed to growing in all those potential areas. We invest in the future all the time, and I wanted to highlight three key areas. The first is a new platform, so I really don’t need to educate anyone on the importance of mobile, but I might make the point that mobile and travel are really a nice fit. There’s so much more you can do on a mobile device when you’re in market. We’ll talk about that in a bit. China is a new geography, second largest economy, a billion people and I’ll share how we’re investing heavily in China. And then new products: vacation rentals, highly fragmented, interesting, yet such an interesting, such an excellent option for finding the right lodging choice when you’re on a site like TripAdvisor and so I’ll explain.

[Slide 17]

Mobile adoption. Today, we’re available on the iPhone, iPad, tablets, Android devices. And when I talk about being available, since we’re a global company, when I say we’re available, we’re available in 20 different languages. Every time we release something new, it’s almost always available on our mobile device. We’ve had a tremendous amount of early success, over 10 million downloads, and that’s quite a bit in the travel space. When we look at mobile in general, we see this platform as both additive to the desktop and opening up brand new opportunities. First, let’s say, I’m waiting in line, I want to go check on something, you can open your phone and do a quick research. When you are at a commercial while watching television—travel’s fun!— so you can pick up your tablet and start browsing. Or to our mind, most importantly, when you’re in a market, you open up your smartphone and now you can explore, tell me the best nearby restaurant, give me an attraction I can walk to? How about downloading a city guide so I can walk around on a walking tour, all sorts of really good functionality that TripAdvisor has live today and will continue to invest in this area.

One of the things that’s kind of most important about our mobile efforts is that it’s based upon the tremendous amount of rich content that we have, rich content in all these different languages, so that no matter where you are, we’ve got something great to tell you about if you’re a traveler.

[Slide 18]

When we look at new geographies, China is phenomenally large. Well, we already own two of the top 10 travel sites in China, according to comScore, beginning with Daodao which was a TripAdvisor site that we launched in 2008. PhoCusWright says that we are the largest travel review site and we’re very proud of the fact that we got a relatively early start, gaining traction in the marketplace. And as the China middle class continues to grow and they start taking domestic trips and later international trips, we’re there with our rich database of information and leading position in the travel review space. But we also decided to acquire a meta-search site and Kuxun was acquired a couple of years ago, the number two player for air, hotel and train meta-search. And we continue to run both brands separately, and that’s really a testament to the fact that we believe there’s a tremendous growth opportunity in the market and we’re committed to making it happen.

[Slide 19]

Finally, let me move on to vacation rentals. It’s kind of a new category for us. We entered with a couple of acquisitions and with a couple of additional partnerships, we have or will soon have about 200,000 vacation rental listings on the site. Then, why is this important? Well, when we look at the market, it’s highly fragmented and consumers potentially are very, very interested in a vacation rental. If it’s a seven night stay in Orlando or a long weekend in Vail, many consumers may not realize that a vacation rental is, in fact, a great choice. Now, on TripAdvisor, it’s a brand that is trusted, it’s a brand that folks are used to reading what other people have to say and so we’ve added reviews to vacation rentals and enhancing the trust factor so that when the option is best for the user, we can point people and say, “Hey, consider this great choice. It’s a vacation rental. It’s better for your family or better for the romantic getaway.” And vis-à-vis other vacation rental companies, we feel like we’re bringing an incremental audience to the picture, one that may not have been considering a vacation rental in the first place.

[Slide 20]

And finally, a peek behind the covers. There’s a sign on my door still written in pen and paper that says “speed wins.” What it refers to is really a focus within the company on having a rapid iteration wins, speed wins culture. We do releases and add significant functionality to our Web site every week. And I say, well, our Web site, it’s our Web site as it’s released in 30 different countries in 21 different languages, week in, week out, constant, constant, constant. We’re very proud of that. We’re able to deliver a lot of innovation, and we’re able to iterate very quickly. Of course, it could not be done at all without a tremendous engineering team behind it, backed up by a tremendous sales, marketing, back office. It’s really a tremendously talented set of employees at the company and that helps keep us in the forefront of the travel media space. Our employees would agree with that statement as they’ve voted in the Boston Globe surveys naming us a top place to work for the past couple of years. And we’re very proud of that. And in turn, we try to give back to those who are less fortunate than ourselves with a charitable foundation into which we put about 2% of our operating income. And then employees that are involved with charities can recommend grants, and therefore we increase the philanthropic activities both in the company and the individual people within the company.

[Slide 21]

Our management team…I’ve absolutely been blessed with a seasoned management team that has helped grow the company over the past decade. I’m very proud of the talent that’s been assembled. I dare say we know how to run this business well and if you look at the years on the slide, we have quite a few people that have been here for quite some time and are looking forward to the next chapter.

Without further ado, I’m thrilled to introduce Julie Bradley, who recently joined us but is here to talk about some of the numbers behind the picture. Thank you.

[Slide 22]

Julie Bradley:	Thank you, Steve. It is my pleasure to be here today. I’m very excited to have recently joined TripAdvisor. I may be new to TripAdvisor but I’m not new to the CFO role or to Internet companies. Previously, I was a CFO of ATG, recently acquired by Oracle. Prior to that, I was the Vice President of Finance at Akamai, and I started my career at Deloitte. I joined TripAdvisor because of the phenomenal entrepreneurial culture, a treasured global consumer brand, a visionary founder and, of course, a world class monetization machine.

[Slide 23]

And on that note, let’s review some of the key financial highlights. We are one of the fastest growing Internet companies of our size. We’ve been able to continue revenue growth at this pace, 30% for the last nine months because we focus on the user experience. The better the user experience, the more reviews and opinions are added to the site, increasing traffic, relevancy for advertisers and continuing to drive the cycle of improvement. As Steve mentioned, we have an enormous market opportunity which has enabled diversified revenue streams across products, platforms and geographies. We have a user generated content model which means not only do we have free content from our users, the volume richness and freshness of this content provides natural search optimization advantages, providing us with significant volume of free traffic in our mature markets. Coupled with a capital light business model, we’ve built a highly scalable efficient business. This results in healthy, stable margins and strong cash flow generation.

[Slide 24]

And this is not new for us. TripAdvisor has consistently delivered strong revenue growth even through macroeconomic challenging times. And when we talk about adjusted EBITDA, we mean operating income excluding interest, taxes, depreciation, amortization, stock based compensation and one-time expenses associated with the spin.

[Slide 25]

On a quarterly basis, we have consistent seasonal trend driven by the timing of when people plan and take their vacations. We find that Q3 is our strongest quarter as users tend to eagerly plan those vacations. In Q4 we have historically seen a reduction in traffic resulting in seasonally lower revenue to the range of 18% to 27% over the last three years. Note that this means that Q3 is our peak margin quarter and that Q4 is our trough margin quarter, given the fixed cost nature of our business.

[Slide 26]

The revenue trend is compelling, but not only for rapid growth, it is also diversified globally and across business models. As Steve mentioned earlier, our revenue comes from three main sources: CPCs, this is the majority of our revenue. When a user clicks on the show price button, these highly targeted leads are passed to our OTA partners and hoteliers. And display advertising is our second largest revenue category. Based on relevancy, we sell ads to enrich the user experience. The revenue source that has been growing the fastest is our subscription business. Included here are vacation rentals and business listings. Revenue by geography has also continued to diversify. Over the last three years, international revenue has gone from 18% to 38%. We have continued to diversify our revenue as we expand geographically and into new markets and we would expect this trend to continue.

[Slide 27]

Now, I’d like to walk through how we think about the operating model post-spin. This is not meant to provide specific guidance, but instead is to highlight some of the assumptions that have been previously discussed and to do the math for you. Let’s first start out with revenue. In our S4 we stated that based on our new agreement with Expedia, there would be a reduction in CPCs. We anticipate offsetting some of this pricing decline with either increased volume or increased CPCs from other OTAs. So, on a net basis, revenue is expected to be negatively impacted by 2% to 5%. On Expedia’s Q3 earnings call, we announced our strategy to enhance the user experience by limiting monetization or in other words, de-cluttering the site. This strategy has a negative impact on revenue, roughly 2% to 3% per our business model. But, this should taper off over time as CPCs increase due to reduced supply and over the long term will help drive traffic and engagement by making the site more user friendly. Now, taking a look at the expense side of the business, cost of revenue, primarily, includes the hosting of the site. And this should grow in line with revenue per our model or approximately 2% of annual revenue. Technology and content, primarily, consist of people costs that are responsible for site development, launching new products and quality control. We expect tech and content will be roughly 8% to 9% of annual revenue, and in the long term, we will continue to innovate, I expect it to stay within these ranges.

On G&A, on a pre-spin standalone basis, G&A was roughly 9%. And this includes the shared service fee from Expedia. Post-spin,

we expect to incur some additional costs for a standalone public company, and we are also assuming the obligation to fund our charitable foundation with 2% of operating income before amortization. The net additional costs have been estimated at approximately $17 million. Our model shows G&A at approximately 10% to 12% of annual revenue, but over time this is an area I would expect to see some leverage. Sales and marketing is made up of people costs and indirect costs that support traffic acquisition, branding, CRM and PR. This is also an area we make our investments. When we invest in new geographies and in new markets, we typically do so by seeding the market, driving traffic and content collection. Therefore, sales and marketing will increase as we roll out new investment strategies. Given that we are investing in China, mobile and vacation rentals, we would expect sales and marketing to increase to approximately 31% to 35% of revenue on an annual basis per our business model.

Now, doing the math for you, all these previously disclosed assumptions net out to a business model profile with an adjusted EBITDA of 42% to 47% of annual revenue.

[Slide 28]

And taking a look at the balance sheet, I think there are four key takeaways. We will have some debt: $400 million term loan tied to LIBOR with the proceeds being dividended up to Expedia as part of the spin. With very similar terms, we will have a credit facility up to $200 million. We’ll start out post-spin with $165 million in cash, and probably the most important point is our business model generates a lot of cash. Looking at 2010, cash flow margins were 40%.

[Slide 28]

So, what should you know about this spin. One of the key reasons for the spin is to unlock shareholder value for both TripAdvisor and Expedia by focusing on the core business. While we’ve been operating as a standalone entity for all practical purposes, we believe this offers a great opportunity for TripAdvisor. So, there are some key dates to keep in mind. Steve and I will be out on the road next week meeting with investors. The shareholder meeting has been set for December 6, and we expect the transaction to close before the end of the year. And with that, I’d like to turn this over to Steve for his closing remarks.

[Slide 30-31]

Stephen Kaufer:	So, it’s a very exciting time for TripAdvisor. We’re already the leading travel media site and we’re a media site that’s very close to an expensive online transaction. We’re investing in the next generation user reviews in the form of wisdom of friends, reviews from your friends, and we’re strategically investing in some brand new areas: mobile, vacation rentals and China. But, at the end of the day, it’s really nice to think of all of us at TripAdvisor going to sleep at night, waking up the next morning and because our users have contributed that much more content when we’re all sleeping, the site’s actually better each and every day. Thank you.

[END OF RECORDING]

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